December 19, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Ameen Hamady

Re:	Belden Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-12561

Dear Mr. Hamady:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated December 10, 2014. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filing referenced above.

Form 10-K for the period ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.

In light of the re-organization of your segments, in future filings please expand your discussion and analysis of segment reporting results from operations to the extent necessary to provide investors with an understanding of all material factors contributing to the changes in comparable periods by considering key geographical drivers. This discussion should be linked to changes in unit sales volume and analysis for revenue and income from continuing operations. For example, we note from your Q4 2013 earnings release discussion that foreign exchange impacted some emerging markets more so than other markets. To the extent that such factors or others directly impact a geography which in turn impacts the results of operations and contributes to material changes in income from continuing operations and revenues in some of your reportable segments, it would appear to be helpful to investors to understand those impacts. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will expand our discussion and analysis of our segment revenues and operating results to include any material geographical drivers impacting a particular segment.

2.

In addition, since a majority of your sales are through distributors and operating results can be and have been affected by levels of products purchased and held by channel partners, please enhance your results of operations discussion to provide more details surrounding any year over year changes that were a result of changes in channel inventory. In this regard, on page 28 you state that Broadcast Solutions revenue were impacted by changes in channel inventory but do not provide any further information on what the changes were, the amount of the change and whether you believe this is a change that impacts future periods. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

December 19, 2014

Response:

In future filings, we will expand our discussion and analysis of the impact of changes in channel inventory on our results, including whether we believe that there are changes that are likely to materially impact future periods. We note, however, that we are dependent upon our distributors and channel partners to provide us with information regarding the amount of our products that they hold in their inventory at any reporting date. As such, channel inventory statistics are not always available and may not be readily quantified with the level of precision necessary for disclosure of the quantification in an SEC filing. As a result, there may be instances where we do not provide quantitative comparisons because of the imprecision of the data even though we qualitatively are comfortable with the statements being made.

Critical Accounting Estimates, page 35

Goodwill and Indefinite Lived Intangible Assets

3.

As noted on page 2 on your Form 10-K for December 31, 2013, you re-organized the Company around four global business platforms for which each was determined to be its own reportable segment as a result of transforming from “a regional cable company into a global provider of comprehensive signal transmission solutions.” We further note that on page 35 of your Form 10-K, you disclose that you have three Reporting Units within your Broadcast reportable segment, one reporting unit within your Enterprise reportable segment, four reporting units within your Industrial Connectivity Segment and one reporting unit within your Industrial IT Segment. In prior filings and under the prior reporting structure, you previously disclosed that you had determined that there were 11 reporting units. In light of this, please tell us the changes if any, that the reorganization had on the number of operating segments or components one level below; and explain to us the impact that it had on the revised number of reporting units. In doing so, please address the specific criteria in ASC 350-20-35-33 through ASC 350-20-35-38 and further under ASC 350-20-35-45 that you considered.

Response:

Determination of Reporting Units

In order to determine our reporting units under both the prior geographic structure and the new global platform structure, we applied the guidance in ASC 350-20-35-33 through ASC 350-20-35-38. First, we identified the components of our operating segments. Components constitute a business for which discrete financial information is available and regularly reviewed by segment management. Next, two or more components were aggregated into a single reporting unit in certain cases, as noted in the discussion below, to the extent that the components had similar economic characteristics. We considered each of the criteria in ASC 280-10-50-11 to determine if the components were economically similar.

Under the geographic organization, we identified 3 operating segments, each of which was considered to be a reportable segment: Americas, Asia Pacific, and EMEA. No operating segments were aggregated in reaching this conclusion. Within Americas, we identified 7 components. Of these components, 2 were aggregated due to their similar economic characteristics for purposes of testing goodwill for impairment. Therefore, Americas had 6 reporting units for goodwill impairment testing. Within Asia Pacific, we identified 3 components, all of which were aggregated due to their similar economic characteristics for purposes of testing for goodwill impairment. Therefore, Asia Pacific had 1 reporting unit for goodwill impairment testing. Within EMEA, we identified 4 components, none of which were

Securities and Exchange Commission

December 19, 2014

aggregated for purposes of testing goodwill for impairment. The reporting unit conclusions under our prior geographic organizational structure used for our 2012 goodwill impairment testing are illustrated in the following chart:

Geographic Organization (prior to 2013)

Americas Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
Alpha	no	Alpha
ESD	yes	Belden Americas
ISD	yes	Belden Americas
Thermax	no	Thermax
West Penn	no	West Penn
Poliron	no	Poliron
Miranda	no	Miranda

EMEA Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
Belden Wire & Cable	no	Belden Wire & Cable
MCS (Mobile Control Systems)	no	MCS
ICOS (Industrial Connectors)	no	ICOS
INET (Industrial Networking)	no	INET

APAC Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
IBG (Infrastructure Business Group) China	yes	IBG
IBG (Infrastructure Business Group) India	yes	IBG
IBG (Infrastructure Business Group) APAC	yes	IBG

Under our current global platform organization, we identified 4 operating segments, each of which was considered to be a reportable segment: Broadcast, Enterprise, Industrial Connectivity, and Industrial IT. No operating segments were aggregated in reaching this conclusion. Within Broadcast, we identified 4 components. Of these components, 2 were aggregated due to their similar economic characteristics for purposes of testing goodwill for impairment. Therefore, Broadcast has 3 reporting units for goodwill impairment testing. Within Enterprise, we identified 5 components, all of which were aggregated for purposes of testing goodwill for impairment. Therefore, Enterprise has 1 reporting unit for goodwill impairment testing. Within Industrial Connectivity, we identified 4 components, none of which were aggregated. Within Industrial IT, we identified 3 reporting units, all of which were aggregated for purposes of goodwill impairment testing. Therefore, Industrial IT has 1 reporting unit for goodwill impairment testing. The reporting unit conclusions under our global platform organizational structure used in our 2013 impairment testing are illustrated in the following chart:

Securities and Exchange Commission

December 19, 2014

Global Platform Organization (beginning in 2013)

Broadcast Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
Miranda	no	Miranda
Broadband Connectivity	no	Broadband Connectivity
West Penn	yes	Broadcast Cable
BAV (Broadcast Audio/Visual Cable)	yes	Broadcast Cable

Enterprise Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
Americas Enterprise	yes	Enterprise Connectivity
Mohawk	yes	Enterprise Connectivity
EMEA Enterprise	yes	Enterprise Connectivity
ITC	yes	Enterprise Connectivity
APAC Enterprise	yes	Enterprise Connectivity

Industrial Connectivity Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
MCS	no	MCS
ICOS	no	ICOS
Alpha	no	Alpha
INCA (Industrial Cable)	no	INCA

Industrial IT Operating Segment: Components Identified	Aggregated (yes/no)	Reporting Unit
Americas Industrial IT	yes	Industrial IT
EMEA Industrial IT	yes	Industrial IT
APAC Industrial IT	yes	Industrial IT

The following chart illustrates how the old reporting units under our geographic structure were mapped into the new reporting units under our global platform structure:

Reporting Units Under Geographical Structure	Where Included Under New Global Platform Geographical Structure
Alpha	Alpha
Belden Americas	Broadband Connectivity, Broadcast Cable, Enterprise Connectivity, ICOS, INCA, Industrial IT, MCS, and Miranda
Thermax	n/a: disposed in December 2012
West Penn	Broadcast Cable
Poliron	INCA
Miranda	Miranda
Belden Wire & Cable	INCA
MCS	MCS
ICOS	ICOS
INET	Industrial IT
IBG	Broadcast Cable, Enterprise Connectivity, ICOS, INCA, Industrial IT

Securities and Exchange Commission

December 19, 2014

Assignment of Assets and Liabilities

As illustrated above, the reorganization changed the composition of many of our reporting units. Therefore, we followed the guidance in ASC 352-20-35-39 through ASC 350-20-35-40 to reassign assets and liabilities to the reporting units affected. Goodwill was reassigned among reporting units using a relative fair value approach similar to that used when a portion of a reporting unit is to be disposed of, as required under ASC 350-20-35-45 through ASC 350-20-25-46.

In some instances, a prior reporting unit remained intact and was 100% re-assigned into a new reporting unit. For example, the Alpha reporting unit in the prior Americas segment remained intact after the reorganization, and it became the Alpha reporting unit within the Industrial Connectivity segment. In this example, 100% of the goodwill previously associated with the Alpha reporting unit (Americas segment) stayed with the Alpha reporting unit (Industrial Connectivity segment).

In other instances, a prior reporting unit was re-assigned to multiple reporting units. For example, the business included in the Belden Americas reporting unit in the prior Americas segment was re-assigned to multiple reporting units under the new organizational structure, including Broadband Connectivity, Broadcast Cable, Enterprise Connectivity, ICOS, INCA, Industrial IT, MCS, and Miranda. In order to re-assign the Belden Americas goodwill, we calculated the fair value of the Belden Americas reporting unit as of the date of the organizational change broken into the new reporting unit structure. We determined the relative fair value of the business transferred into each of the new reporting units using the guidance of ASC 350-20-35-45, and this relative percentage was utilized to allocate goodwill to the new reporting units.

Note 1: Based on Presentation, page 50

Goodwill and Intangible Assets

4.

We note that you amortize other intangible assets, including customer relationships, on a straight-line basis over their estimated useful lives of 20 years. Often however, customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles’ cost to the periods benefited. In this regard, please tell us why you believe that the straight-line method of amortization rather than an accelerated method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6.

Response:

On page 50 of our 2013 Form 10-K, we indicate that we calculate amortization of our definite-lived intangible assets, including customer relationships, on a straight-line basis. This was a generalization, and in future filings, we will revise this disclosure to more completely describe our accounting policy for determining the amortization method of our intangible assets. For each acquisition of intangible assets, including customer relationships, we follow the guidance in ASC 350-30-35-6 to determine the amortization method, based on the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. In the event we cannot reliably determine that pattern, a straight-line amortization method is used.

Securities and Exchange Commission

December 19, 2014

We determine the value of customer relationship intangible assets with the assistance of a third party valuation specialist. Oftentimes, the valuation specialist utilizes a “Lost Income” methodology to determine the value of the customer relationship intangible asset. The “Lost Income” valuation methodology does not provide a basis for the expected pattern in which the economic benefits of the customer relationship asset would be consumed. Furthermore, a pattern of consumption typically cannot be reliably determined from customer attrition data that is oftentimes utilized to determine the useful life of the asset. If we cannot reliably determine the pattern in which the economic benefits associated with the intangible asset will be consumed, either from the valuation specialist’s report or other sources, we employ a straight-line method of amortization.

*         *         *         *         *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8046 or via email at henk.derksen@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/Henk Derksen

Henk Derksen

Senior Vice President, Finance, and Chief Financial Officer